TNT FRANCHISE FUND INC.

VIA EDGAR

May 6, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: TNT Franchise Fund Inc.

Request to Withdraw Regulation A Offering Statement on Form 1-A

Filed on August 11, 2021

SEC File No. 024-11607

Ladies and Gentlemen:

Pursuant to Rule 259 under the Securities Act of 1933, TNT Franchise Fund Inc. (the “Company”) requests the withdrawal of the Company’s Offering Statement originally filed on Form 1-A (Registration No. 024-11607) on August 11, 2021 and amended on Form 1-A/A filed February 1, 2022 (together with all exhibits and amendments thereto, the “Offering Statement”).

The Company is requesting withdrawal of the Offering Statement because the Company has elected not to proceed with an offering pursuant to Regulation A at this time. The Offering Statement has not been qualified and no securities have been offered or sold under the Offering Statement. Moreover, none of the securities that are the subject of the Offering Statement are the subject of a proceeding under Rule 258. Consequently, the Company requests the Commission’s consent to the withdrawal of Offering Statement in accordance with Rule 259(a).

Should you have any questions regarding this withdrawal, please contact our counsel, Christina T. Roupas, at Cooley LLP, who may be reached by phone at (312) 8 8 1 -6670 or by email at croupas@cooley.com. Thank you for your assistance in this matter.

Sincerely,

TNT Franchise Fund Inc.,

By:	/s/ Kenneth Rose
Kenneth Rose, Chief Executive Officer

cc:	Christina T. Roupas Cooley LLP